SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                     For the month of May, 2004

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________



            RYANAIR GENERATES EUR8.4 MILLION PER YEAR FOR CARCASSONNE

Carcassonne CCI and Ryanair, Europe's No.1 low fares airline, today (Tuesday, 11th May 2004) released finding from an independent economic impact study on the benefits of Ryanair's flights to the Carcassonne and Aude region, which confirms Ryanair flights generate EUR8.4 million in direct impact to the local economy per annum.

The economic impact survey also revealed that Ryanair's business has brought the region over EUR135 million in indirect impact, which includes all tourism spending and property purchases, with 93% of all passengers staying in the Aude region. Announcing the survey results in Paris today, Ryanair's Chief Executive Michael O'Leary said:

        "This report confirms the huge economic benefits of Ryanair's low fares services to the French regions. Since 1999, passenger numbers at Carcassonne have more than doubled to over 250,000 passengers per annum resulting in an Economic boom to the value of EUR8.4 million per year. "The survey also confirmed in-bound visitors making up 75% of the total traffic, with over 60% staying in the region for more than 7 days.

        "The economic impact report confirms that Ryanair's partnership with Carcassonne CCI is delivering real and substantial economic benefits, through thousands of passengers each year".

Ends.                         Tuesday, 11th May 2004

For reference:                Pauline McAlester
                              Murray Consultants
                              Tel: 00 353 1 4980 300


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date: 11 May, 2004
                                    By:___/s/ Howard Millar____

                                    H Millar
                                    Company Secretary & Finance Director